

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Wenping Luo
Chief Executive Officer
Anpulo Food Development, Inc.
Hebaliang Industry Park, Hangkong
Road, Laifeng County, Enshi
Autonomous Prefecture, Hubei, China 445700

  Re: **Anpulo Food Development, Inc.**
    Form 10-K for the Fiscal Year Ended June 30, 2014
    Filed September 29, 2014
    File No. 000-54605

Dear Mr. Luo:

  We issued comments on the above captioned filing on March 10, 2015. On April 23, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 with any questions.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief